Enterprise Products Partners L.P.
1100 Louisiana, 10th Floor
Houston, Texas 77002
December 22, 2006
Ms. April Sifford
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Enterprise Products Partners L.P. Annual Report on Form 10-K Filed February 27, 2006 File No. 1-14323
Dear Ms. Sifford:
     In this letter, we set forth the response of the Registrant to the comment and request for additional information contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 18, 2006 (the “Comment Letter”), with respect to the above captioned filing. For your convenience, we have repeated the comment and request for additional information as set forth in the Comment Letter. The Registrant’s response is set forth immediately below the text of the comment and request.
Form 10-K for the year ended December 31, 2005
Financial Statements
Note 2 — Summary of Significant Accounting Policies, page 81
Natural gas imbalances, page 87
1.	You state that you value imbalances “using a twelve-month moving average of natural gas prices, which we believe is reasonable given that the actual settlement dates for such imbalances are generally not known.” With regard to this disclosure, please explain to us the following:
•	Whether you are using the “entitlements method” or the “sales method,” and tell us why this information is not included in your disclosure.

Division of Corporation Finance
December 22, 2006

•	Why you believe that using a twelve-month average is appropriate. We note that EITF 90-22 provides guidance for valuing balances recorded using the entitlements method and that this guidance does not include using a twelve-month moving average.

•	You state that you use this method “in general.” Please tell us what other methods you use.
     Response:
     In the pipeline transportation business, natural gas imbalances frequently result from differences in gas volumes received from and delivered to our customers (including gas producers). Such differences occur when a customer delivers more or less gas into our pipelines than is physically redelivered back to them during a particular time period. We have various fee-based agreements with customers to transport their natural gas through our pipelines. Our customers retain ownership of their natural gas shipped through our pipelines. As such, our pipeline transportation activities are not intended to create physical volume differences that would result in significant accounting or economic events for either our customers or us during the course of the arrangement.
     Since we do not own the gas being transported it appears the accounting described in EITF 90-22, “Accounting for Gas-Balancing Arrangements,” would not be applicable to our pipeline transportation service activities or appropriate for the valuation of our customer imbalance settlements as discussed below. We are not a natural gas producer in the exploration and production business and, in general, do not own the natural gas transported in our pipelines.
     We settle pipeline gas imbalances through either (i) physical delivery of in-kind gas or (ii) in cash. These settlements follow contractual guidelines or common industry practices. As imbalances occur, they may be settled on a monthly basis, at the end of the agreement or in accordance with industry practice including negotiated settlements. Some of our gas pipelines have a regulated tariff rate mechanism requiring customer imbalance settlements each month and some of our other small volume transportation agreements may also be settled on a monthly basis at current market amounts.
     However, the vast majority of our settlements are through in-kind arrangements whereby incremental volumes are delivered to a customer (in the case of an imbalance payable) or received from a customer (in the case of an imbalance receivable). Such in-kind deliveries are on-going and take place over several months. In some cases, settlements of imbalances built up over a period of time are ultimately cashed out and are generally negotiated at values which approximate our accrued amounts consistent with our valuation methodology discussed below.

Division of Corporation Finance
December 22, 2006

     For gas imbalances that are ultimately settled over future periods, we estimate the value of such current assets and liabilities using twelve-month rolling average market prices, which is representative of the estimated value of the imbalances upon final settlement. We negotiate such gas imbalance settlements during several periods within the year or agreement period. We do not value our imbalances using current month spot prices because the majority of our customer agreements do not specifically address resolution procedures to settle net imbalances and it is not required or likely that we would actively purchase or receive physical natural gas on a current month basis to settle these customer imbalances. The use of twelve month rolling average market prices to value natural gas imbalances coincides with our business practice and intent that (absent predetermined requirements) settlements should be neutral to the shipper or pipeline transporter. Our internal approach and expected result is to negotiate settlements with customers during periods when market amounts approximate our estimated carrying value. As a result of our settlement practice, we believe our valuation method, which has been consistently applied, is an appropriate and representative measurement of the estimated value at which these customer gas imbalances will be settled.
     As presented on page 87 of our 2005 Form 10-K, our summary accounting policy for natural gas imbalances is intended to disclose our general valuation approach for the significant reoccurring natural gas imbalances that we expect to settle in the near term. Since the majority of our imbalances are valued and generally settled at amounts which approximate twelve-month rolling average market prices, we highlighted this estimation practice. As described in previous paragraphs, a lesser number of such imbalances are settled and valued each period using current market prices at such settlement date. We propose to prospectively modify our disclosure to include a reference to those imbalances whose values are determined using current market prices.
     Please direct any questions that you have with respect to the foregoing to the undersigned at (713) 381-6545 or Michael Hanson at (713) 381-6864.

Regards,
/s/ Michael J. Knesek
Michael J. Knesek

cc:	Michael A. Creel Richard H. Bachmann Sandy Eisen (United States Securities and Exchange Commission)